Exhibit 21.1

Subsidiaries of the Company

Name	Jurisdiction
Axsome International Holdings LLC	Delaware
Axsome Malta Holdings Ltd.	Malta
Axsome Malta Ltd.	Malta
Axsome Canada, Inc.	Canada